SilverCrest Announces Results from 2021 Infill and Expansion Drilling in the Babicanora Area;

• 3.0m (ETW) Grading 3,319 gpt AgEq

• 3.6m (ETW) Grading 2,815 gpt AgEq

• 0.4m (ETW) Grading 7,249 gpt AgEq

TSX: SIL | NYSE American: SILV	For Immediate Release.

VANCOUVER, BC - September 9, 2021 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce that its 2021 planned infill drilling for the Babi Vista Vein ("Babi Vista"), Babi Vista Vein Splay ("Splay"), and Granaditas Vein 1 Vein ("Granaditas") is nearing completion, along with continuation of expansion drilling in the Babicanora Area of its Las Chispas Project ("Las Chispas" or the "Project") located in Sonora, Mexico (see following Tables and attached Figures). The objective of this drilling program is to increase drill density in an area proximal to current and planned underground development. This drilling is targeting conversion of an estimated 15.4M oz AgEq grading 9.97 gpt Au and

707.9 gpt Ag, or 1,574 gpt AgEq (86.9:1 Au:Ag ratio, see note below tables) of Inferred Resources (as stated in the "2021 Feasibility Study"1) to higher confidence Indicated Resources to support an updated Mineral Reserve and Life of Mine Plan ("LOM") in 2022.

Highlights:

• Infill Drilling - During the first seven months of 2021, a total of 80,632 metres in 176 drill holes have been completed at Las Chispas. This includes a total of 52,035 metres in 141 infill drill holes in the Babi Vista, Splay, and Granaditas veins with approximately 20% of infill holes intersecting grades greater than 1,000 gpt AgEq (see attached Figures):

o Confirmation of Targeted Areas - The infill program increased estimated drill density to 25 to 35 metres (from 45 to 50 metres) over a strike length of 1.3 kilometres and successfully confirmed the grades and approximate footprint of Inferred Resources reported in the 2021 Feasibility Study.

o Delineation of High-Grade "Shoot 201" - Infill drilling confirmed a multi-kilogram per tonne (AgEq basis) zone now named "Shoot 201" in the Splay, which surrounds the previous high-grade results in hole BV20- 201, 203 and 207 (see News Release November 16, 2020). This zone has now been better defined with 11 additional holes that have an average uncapped, undiluted grade of 30.04 gpt Au and 2,429.4 gpt Ag, or 5,040 gpt AgEq, over an estimated true width ("ETW") of 1.4 metres, within a high-grade footprint of approximately 100 metres by 75 metres. Shoot 201, along with the balance of the Splay and Granaditas, are currently not in the reserves or LOM and will be considered for conversion in an updated study in 2022.

• Expansion Drilling - 16 expansion holes totalling 8,118 metres were completed in the renamed Babi Vista FW Zone (multiple veins) and the Babicanora Norte HW Vein (see attached Figures);

o Babi Vista FW Vein Becomes Babi Vista FW Zone - A total of 18 new intercepts having an ETW of 0.57 metres grading 5.54 gpt Au and 680.2 gpt Ag, or 1,162 gpt AgEq have expanded the Babi Vista FW Vein, which is now renamed the Babi Vista FW Zone to incorporate the presence of several new sub-parallel and semi-continuous veins between the Splay and Babicanora Norte veins.

o Babicanora Norte HW Vein - This vein has been expanded by approximately 300 metres along strike (see 2021 Feasibility Study). Ten new intercepts have an ETW of 0.40 metres grading 2.0 gpt Au and 260 gpt Ag, or 434 gpt AgEq.

____________________

1 NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project dated January 4, 2021. Refer to the Company's News Release dated February 2, 2021 - SilverCrest Announces Positive Feasibility Study Results and Technical Report Filing for the Las Chispas Project

• H2, 2021 Focus on Infill, Expansion and Exploration - With infill drilling complete on Babi Vista, Splay, and Granaditas, the Company is working to complete other infill drilling on Babicanora Norte NW while transitioning to expansion and new exploration drilling within the Babicanora Area.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, "SilverCrest's strategy for its infill drilling program is to efficiently use our capital to optimize the LOM through increasing confidence in high-grade Inferred Resource veins proximal to planned underground infrastructure. The infill program has confirmed the presence and continuity of multi-kilogram per tonne silver equivalent grades within the footprints that helped define the veins in the 2021 Feasibility Study. The program also confirmed discovery of Shoot 201, located in the Splay, which shows some of the highest precious metal grades at the project and is not yet considered in the Las Chispas Mineral Reserve. We remain focused on execution of the Las Chispas Project construction and underground mine development and will evaluate the potential opportunity for in-vein drifting in the Splay and Shoot 201 to complete further technical evaluation. With the infill program nearing completion, the drilling focus will shift towards expansion and grass roots exploration work on the over 30 veins on the Las Chispas property that remain undrilled or are not yet fully tested."

The Company's focus for the infill drill program to date was to target the 15.4 Moz AgEq Inferred Resources in the Babi Vista, Splay and Granaditas veins. At an average grade of greater than 1,500 gpt AgEq (uncapped, undiluted), these ounces have a grade more than 70% higher than the average grade of the 2021 Feasibility Study Mineral Reserve (94.7 Moz AgEq at an average grade of 879 gpt AgEq, capped and diluted). The infill drilling prioritized drilling ounces near existing infrastructure which have the potential to further de-risk and improve the current mine plan.

Infill drilling has shown that high-grade footprints (grading >150 gpt AgEq) for the infilled veins are similar to previous footprints presented in the 2021 Feasibility Study. As mentioned in a news release dated April 15, 2021, this combined footprint for Babi Vista, Splay, and Granaditas, including Mineral Resources and exploration high-grade intercepts, can be traced for an estimated 1.3 kilometres of strike length.

Infill drilling results show similar to improved grades for the Splay and Granaditas veins relative to the average 2021 Feasibility Study Inferred Resource silver equivalent grades:

• For the Splay, the 2021 Feasibility Study Inferred Resource contains 13.9 Moz AgEq at an average grade (capped, undiluted) of 13.00 gpt Au and 909.4 gpt Ag, or 2,039 gpt AgEq with an ETW of 1.27 metres. Comparatively, infill holes included in this release for this vein average (uncapped, undiluted) 15.38 gpt Au and 1,282.8 gpt Ag, or 2,619 gpt AgEq with ETW of 1.0 metres.

• For Granaditas, the 2021 Feasibility Study Inferred Resource contains 913 koz AgEq at an average grade (capped, undiluted) of 4.11 gpt Au and 295.2 gpt Ag, or 653 gpt AgEq with ETW of 0.56 metres. Comparatively, infill holes reported in this release for this vein average (uncapped, undiluted) 3.77 gpt Au and 466.65 gpt Ag, or 794 gpt AgEq with ETW of 1.10 metres.

A total of 18 new intercepts having an ETW of 0.57 metres grading 5.54 gpt Au and 680.2 gpt Ag, or 1,162 gpt AgEq have expanded the Babicanora Vista FW Vein, which is now renamed to the Babicanora Vista FW Zone in order to incorporate the presence of several new sub-parallel and semi-continuous veins between Babi Vista and Babicanora Norte veins. The Babicanora Vista FW Zone is comprised of five smaller shoots (grading >150 gpt AgEq) within an overall corridor of approximately 600 metres along strike and 150 metres across strike (see attached Figures). Additionally, the southeastern strike extension of the Babicanora Norte HW Vein has been supported by 10 vein intercepts with an ETW of 0.43 metres grading 2.00 gpt Au and 260.0 gpt Ag, or 434 gpt AgEq and a footprint (grading >150 gpt AgEq) of approximately 400 metres along strike and 100 metres high. The most significant drill hole intercepts for this release are (using ETW):

• Infill hole BV21-307; Babi Vista - 2.96 metres grading 17.13 gpt Au and 1,830.4 gpt Ag, or 3,319 gpt AgEq.

• Infill hole BV21-308; Splay - 3.55 metres grading 15.83 gpt Au and 1,439.8 gpt Ag, or 2,815 gpt AgEq.

• Expansion hole BAN21-340; Babi Vista FW Zone - 0.41 metres grading 34.40 gpt Au and 4,260.0 gpt Ag, or 7,249 gpt AgEq.

Drill intercept highlights from the infill program that are reported in this release are tabulated below. All grades are reported as uncapped and undiluted. Note that the same drill hole number may be shown for different veins. This is due to the same hole intercepting multiple veins.

Babi Vista Splay Vein (Infill)
Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt*
BV20-207**	315.42	315.95	0.53	0.42	10.30	1,015.0	1,910
BV21-295	261.48	262.00	0.52	0.42	1.80	316.0	472
BV21-296	384.46	385.24	0.78	0.62	1.00	104.0	191
BV21-299	402.37	402.90	0.53	0.42	4.08	349.0	704
BV21-308	364.92	369.36	4.44	3.55	15.83	1,439.8	2,815
Includes	367.55	368.09	0.54	0.43	93.60	7,750.0	15,884
BV21-313	401.22	401.74	0.52	0.42	162.00	11,797.0	25,875
BV21-315	422.90	424.00	1.10	0.88	1.31	100.0	214
BV21-317	314.45	315.05	0.60	0.48	11.80	1,390.0	2,415
BV21-319	352.33	354.28	1.95	1.56	3.97	287.6	632
BV21-324	345.73	346.82	1.09	0.87	4.90	432.2	858
Weighted Average			1.21	0.97	15.38	1,282.8	2,619

Babi Vista Main Vein (Infill and Expansion)
Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt*
BV21-300	434.20	434.88	0.68	0.54	2.16	227.0	415
BV21-307	392.45	396.15	3.70	2.96	17.13	1,830.4	3,319
Includes	393.65	394.86	1.21	0.97	42.30	4,490.0	8,166
BV21-316	419.00	420.05	1.05	0.84	6.71	8.0	591
BV21-327	383.60	384.10	0.50	0.40	7.03	609.0	1,220
BV21-331	376.73	377.95	1.22	0.98	19.47	1,618.0	3,310
BV21-332	340.00	340.68	0.68	0.54	1.70	129.0	277
BV21-334	406.65	407.23	0.58	0.46	6.88	546.0	1,144
BV21-337	322.16	322.66	0.50	0.40	4.10	336.0	692
BV21-340	337.00	337.50	0.50	0.40	1.12	126.0	223
BAN21-337	199.55	200.35	0.80	0.64	2.95	338.0	594
Weighted Average			1.02	0.82	10.70	991.1	1,921

Babi Vista FW Zone (Infill and Discovery)
Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt*
BAN21-335	277.00	277.56	0.56	0.45	20.70	3,740.0	5,539
BAN21-337	359.48	360.18	0.70	0.56	0.91	87.4	166
BAN21-337	316.73	317.87	1.14	0.91	3.08	287.0	555
BAN21-340	211.02	211.53	0.51	0.41	34.40	4,260.0	7,249
BAN21-340	226.50	227.00	0.50	0.40	4.12	448.0	806
BAN21-343	210.58	211.13	0.55	0.44	1.09	62.8	158
BAN21-343	281.35	283.45	2.10	1.68	4.77	432.9	847
Includes	281.35	281.90	0.55	0.44	15.55	1,385.0	2,736
BAN21-347	217.81	218.33	0.52	0.42	2.10	216.0	398
BAN21-350	237.70	238.44	0.74	0.59	2.35	206.0	410
BV21-299	328.25	328.80	0.55	0.44	2.63	97.0	326
BV21-302	334.10	334.62	0.52	0.42	3.54	315.0	623
BV21-309	346.21	347.00	0.79	0.63	0.44	112.0	150
BV21-311	280.30	280.90	0.60	0.48	3.50	465.0	769
BV21-319	263.40	263.92	0.52	0.42	8.00	1,700.0	2,395
BV21-325	253.07	253.77	0.70	0.56	5.81	503.0	1,008
BV21-332	226.87	227.40	0.53	0.42	1.12	161.0	258
BV21-334	349.95	350.58	0.63	0.50	8.41	792.0	1,523
BV21-338	327.72	328.32	0.60	0.48	3.40	311.0	606
Weighted Average			0.71	0.57	5.54	680.2	1,162

Babicanora Norte HW Vein (Expansion)
Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt*
BAN21-334	402.80	403.30	0.50	0.40	2.43	249.0	460
BAN21-335	470.54	471.12	0.58	0.46	5.12	423.0	868
BAN21-340	381.37	381.95	0.58	0.46	2.94	641.0	896
BAN21-347	381.95	382.42	0.47	0.38	0.13	278.0	289
BAN21-349	356.28	356.93	0.65	0.52	0.60	112.0	164
BAN21-350	373.22	373.81	0.59	0.47	3.19	321.0	598
BAN21-351	387.25	387.75	0.50	0.40	1.09	95.0	190

Babicanora Norte HW Vein (Expansion)
Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt*
BAN21-352	401.55	402.05	0.50	0.40	1.78	176.0	331
BAN21-353	401.60	402.10	0.50	0.40	0.97	90.3	175
BV21-330	446.73	447.30	0.57	0.46	1.33	174.0	290
Weighted Average			0.54	0.43	2.00	260.0	434

Granaditas (Infill)
Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt*
BV20-218	119.60	120.44	0.84	0.67	1.66	211.0	355
BV21-297	195.80	197.40	1.60	1.28	1.37	227.0	346
BV21-335	222.04	226.16	4.12	3.30	6.62	732.1	1,307
Includes	223.75	224.45	0.70	0.56	32.10	3,280.0	6,069
GR21-30	285.72	286.45	0.73	0.58	4.52	387.0	779
GR21-33	268.16	268.66	0.50	0.40	3.18	344.0	620
GR21-39	132.90	135.26	2.36	1.89	3.35	539.1	829
Includes	134.60	135.26	0.66	0.53	5.98	883.0	1,402
GR21-44	316.70	317.70	1.00	0.80	0.58	122.0	172
GR21-49	231.89	232.48	0.59	0.47	0.77	105.0	171
GR21-51	254.00	254.70	0.70	0.56	3.22	482.0	761
Weighted Average			1.38	1.10	3.77	466.6	794

Unnamed Vein Intercepts (Exploration)
Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt*
BAN21-334	453.40	453.90	0.50	0.40	11.70	2,230.0	3,247
BAN21-340	243.06	243.58	0.52	0.42	1.76	263.0	416
BV21-308	357.55	358.10	0.55	0.44	2.79	351.0	593
BV21-313	467.97	468.52	0.55	0.44	2.63	207.0	436
BV21-331	124.42	124.90	0.48	0.38	1.31	169.0	283
GR21-30	192.76	193.33	0.57	0.46	1.37	139.0	258

Unnamed Vein Intercepts (Exploration)
Hole ID	From (m)	To (m)	Drilled Intercept (m)	Approx. True Thickness (m)	Au gpt	Ag gpt	AgEq gpt*
GR21-31	247.05	247.70	0.65	0.52	13.40	26.8	1,191
GR21-38	197.58	198.10	0.52	0.42	2.41	260.0	469
GR21-53	224.90	225.57	0.67	0.54	2.17	273.0	462
GR21-53	225.57	226.07	0.50	0.40	0.78	120.0	188

Notes:

All numbers are rounded.

Cut-off grade (COG) of 150 gpt AgEq is applied with a minimum true width of 0.5 metres.

The 150 gpt AgEq COG is an exploration threshold and is consistent with the 2021 Feasibility Study. Grades have not yet been subjected to grade capping, dilution and other modifying factors that will be required for estimation of mineral resources and reserves.

ETW is an estimated 80% of drilled intercept width,

* AgEq is based on the 2021 Feasibility Study Mineral Resource and Reserve gold to silver ratio of 86.9:1 calculated using US$1,410/oz Au and US$16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.

** The intercept in hole BV20-207 that was reported in the Splay vein in the 2021 Feasibility Study has been reinterpreted as part of the Babicanora Vista FW Zone. This new reported intercept represents the previously unreported composite grade for this hole within the Splay vein.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

The drill results also include holes: BV21-290 to BV21-294, BV21-298, BV21-299, BV21-301, BV21-303 to BV21-306, BV21-310, BV21-312, BV21-314, BV21-318, BV21-320 to BV21-323 BV21-326, BV21-328, BV21-329, BV21-333, BV21- 336, BV21-339 which intersected veining but were below the Company's cutoff grade of 150 gpt AgEq.

Unnamed vein intercepts, as stated in above table, represent blind (not present at surface) veins that were intersected while drilling between or below Babi Vista, Splay, Granaditas and Babicanora Norte veins. Further drilling may show vein or zone continuity in multiple holes to suggest a new discovery.

With the planned 2021 infill drilling nearing completion, a total of 11 drills are currently active at Las Chispas in the Babicanora Area including eight (8) surface drills and three (3) underground drills. SilverCrest's 2021 Company-wide exploration program budget is US$42 million (see News Release dated February 24, 2021). During the first seven months of 2021, SilverCrest has incurred an estimated $14 million for the Company's drilling programs at Las Chispas and Picacho. The focus of surface drilling efforts at Las Chispas will transition from infill to expansion and new exploration targets within the Babicanora area. Once infill drilling is completed in Q4, 2021, the technical team will begin to evaluate the work necessary to potentially add these ounces into an updated mineral reserve and LOM in 2022.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed a feasibility study on the Las Chispas Project and is proceeding with mine construction. Start-up of production at the Las Chispas Mine is targeted for mid-2022. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration programs at the Las Chispas Project and the start up of production at the Las Chispas Mine by mid-2022. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, mining and development costs the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.	For Further Information:

SilverCrest Metals Inc. Contact: Lindsay Bahadir, Manager Investor Relations and Corporate Communications
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501 Vancouver, British Columbia V6C 3P1

LAS CHISPAS DISTRICT PLAN MAP
Open
Open
Open
Open
Las C
Babicanora Area
Indicated
Inferred
Exploration
Santa Elena / Las Chispas Fault
Solid Line = Drilled
Dash Line = Interpreted
Ug Working
LAS CHISPAS
0 250 500
metres
William Tell Mini Vein
William Tell HW Vein
Luigi FW Vein
Luigi Vein
Las Chispas Vein
Giovanni Vein
Giovanni Mini
William Tell Vein
Ban NW
Ban FW Vein
Ban HW
Babicanora Norte Vein
Babi Vista FW
Babicanora Vein
Babi Sur HW Vein
Babi Sur FW Vein
Babi Sur Vein
Babi Vista Vein
Babicanora Norte Extension
Babicanora HW Vein
Babicanora FW Vein
Granaditas Vein
BABICANORA AREA PLAN MAP
3344500.0 Y
3344000.0 Y
3343500.0 Y
3343000.0 Y
579500.0 X
580000.0 X
580500.0 X
581000.0 X
Area 200
Area 51
Close-up
A'
A
0 250 500 750 1000
BABI VISTA AREA (SE)
Area 200
Shoot 201
Babi Vista Footwall Zone
B'
B
C'
C
D
Legend (Sept. 2021)
Veins:
1- Babicanora Sur HW
2- Babicanora Sur
3- Babicanora Sur FW
4- Babicanora HW
5- Babicanora (Incl. El Muerto)
6- Babicanora FW
7-Babicanora Norte HW
8- Babicanora Norte
9- Granaditas
10- Granaditas 2
11- Babi Vista Main
12- Babi Vista Splay
13- Babi Vista FW Zone
14- Amethyst
15- Los Parientes
16- Las Encinitas
Current NR:
Main Vein
Hangingwall Vein
Footwall Vein
Expanded vein
Old UG Works
Mine Plan
Surface Target
UG Target
SILVERCREST Metals Inc.

Diagrama

Descripción generada automáticamente

Long Section (Inclined) of Babi Vista, Splay & Granaditas Veins (Looking Southwest)

A
A'
Granaditas Vein
Babi Vista Splay Vein
Babi Vista Vein
~1400m
B'
B
Surface
Santa Rosa Decline
Insert 1
BV-313
1100 masl
Andesite Porphyry
Legend (September 2021)
Current NR:
NR Reported DH
>1000 gpt AgEq* in NR
Currently Drilling
Proposed DH
Assays Pending
Current HG Footprint
Previously Released:
Completed DH Pierce pt.
>1000 gpt AgEq*
Underground Workings
Feasibility Study (Feb. 2021):
Planned Mine Development
Resource Block Model
AGEQ* G/T
(Inferred Mineral Resource Estimate for the Splay is based on drilling up to and including hole BV20-217)

Babicanora Area 3D Looking NW
B
B'
Babicanora Main
Babi Vista
BAV FW Zone
BAN HW
Babicanora Norte
Babi Vista Splay
Babicanora Sur

BV21-313: 0.52m @ 162 gpt Au and 11,797 gpt Ag, or 25,874.80 gpt AgEq*

SILVERCREST Metals Inc.

0m 150m 300m

Note: NR = this news release

Insert 1: Long Section (Inclined) of Shoot 201, Babi Vista Splay Vein (Looking Southwest)

C
C'
Shoot 201
Andesite Porphyry
1100 masl
All information is approximate.
Granaditos Fault
Structural intersections
?
GR-02
GR-11
GR-26
GR-51
GR-43
GR-33
GR-12
GR-27
GR-31
GR-30
GR-13
GR-50
GR-15
GR-38
GR-44
GR-41
GR-14
GR-53
BV-28
BV-91
BV-321
BV-298
BV-282
BV-280
BV-216
BV-292
BV-295
BV-285
BV-297
BV-333
BV-226
BV-217
BV-276 0.6 @1,061
BV-275
BV-212
BV-187
BV-293
BV-267 0.5 @1,016
BV-335 4.1@1,307
BV-256
BV-270
BV-38
BV-294
BV-248 0.5 @902
BV-242
BV-191
BV-23
BV-266
BV-287
BV-283
BV-211
BV-246
BV-249
BV-203 4.1 @7,924
BV-182 4.3 @1,466
BV-247
BV-105
BV-262 1.8 @1,976
BV-210 1.1 @1,047
BV-314
BV-207 0.5 @1,910
BV-240 1.5 @2,688
BV-250
BV-195
BV-243
BV-319 2.0 @632
BV-117
BV-80
BV-253
BV-237 0.7 @2,924
BV-231A
BV-244
BV-21-317 0.6 @2,415
BV-241
BV-229 0.5 @5,847
BV-227 1.2 @3,680
BV-232
BV-42
BV-141
BV-215
BV-209A
BV-208
BV-204
BV-235 3.8 @ 396
BV-201 3.0 @61,125
BV-324 1.1 @858
BV-313 0.5@15,884
BV-125
BV-252 2.8 @11,186
BV-311
BV-309
BV-258
BV-255
BV-308 4.4 @2,815
BV-197
BV-174
BV-284 0.6 @3,459
BV-271
BV-234 3.0 @1,682
BV-238 2.1 @989
BV-86
BV-148
BV-268
BV-310
BV-245
BV-206
BV-251
BV-289
BV-193
BV-263
BV-254
BV-257 1.1 @10,645
BV-261 0.5 @4,728
BV-269 0.5 @2,338
BV-259 0.5 @2,846
BV-274 0.5 @8,118
BV-220
BV-278
BV-224
BV-264
BV-286A
BV-273
BV-265
BV-281
BV-277
BV-315
BV-288
BV-279
BV-291
BV-318
Legend (September 2021)
Current NR:
NR Reported DH
>1,000 gpt AgEq* in NR
Currently Drilling
Proposed DH
Assays Pending
HG Footprint >150gpt AgEq
> 1,000 Grade x Thickness
Drill hole #
BV-308 4.4 @2,815
Drilled Intercept, gpt AgEq
Previously Released:
Completed DH Pierce pt.
>1,000 gpt AgEq*
*AgEq is based on gold to silver ratio of 86.9:1 calculated using US$1,410/oz Au and US$16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.
Note: NR = this news release
100m
SilverCrest Metals Inc.

# Long Section (Inclined) of Babicanora Hangingwall (BAN HW) Vein (Looking Southwest)

D
D’
~700m
GR-05
GR-06
BAN-285
BAN-286
BAN-296
BAN-292
BAN-323
BAN-294
BAN-326
BAN-320
BAN-310
BAN-330
BAN-325
BAN-180
BAN-193
BAN-331
BAN-328
BAN-288
BAN-327
BAN-316
BAN-312
BAN-329
BAN-334
BAN-350
BAN-345
BAN-356
BAN-347
BAN-340
BAN-335
BAN-357
BAN-355
BAN-343
BAN-358
BAN-346
BAN-352
BAN-336
BAN-349
BAN-351
BAN-353
BAN-337
BAN-348
BAN-354
BAN-39
BAN-34
BAN-279
BAN-11
BAN-14
BAN-26
BV-87
BV-158
BV-117
BV-141
BV-81
BV-83
BV-42
BV-80
BV-99
BV-86
BV-125
BV-132
BV-73
BV-284
BV-174
BV-148
BV-296
BV-299
BV-177
BV-269
BV-79
BV-289
BV-190
BV-163
BV-302
BV-273
BV-291
BV-277
BV-95
BV-170
BV-72
BV-62
UBV-28
UBV-16
UBV-15
UBV-17
UBV-12
UBV-21
UBV-27
UBV-23
UBV-13
UBV-25
UBV-24
UBV-22
Granodiorite Fault
900 masl
Andesite Porphyry
OPEN
OPEN
OPEN
OPEN
?
?
?
?
All information is approximate.
Legend (September 2021)
Current NR:
NR Reported DH
>1000 gpt AgEq* in NR
Currently Drilling
Proposed DH
Assays Pending
Current HG Footprint
Previously Released:
Completed DH Pierce pt.
>1000 gpt AgEq*
Underground Workings
Feasibility Study (Feb. 2021):
Resource Block Model
AGEQ_G/T
(Inferred Mineral Resource Estimate for the BAN HW is based on drilling up to and including hole BAN19-227)
*AgEq is based on gold to silver ratio of 86.9:1 calculated using US$1,410/oz Au and US$16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.
Note: NR = this news release
0m
100m
200m
SILVERCREST
Metals Inc.